

03023538

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2002



OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-8974

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Honeywell Savings and Ownership Plan I

(Full Title of Plan)

---

Honeywell International Inc.
P.O. Box 4000
Morristown, NJ 07962-2497

(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

# Honeywell Savings and Ownership Plan I

## Index to Financial Statements


| | Page(s) |
|---|---|
| Report of Independent Accountants | F-2 |
| Statements of Net Assets Available for Plan Benefits as of December 30, 2002 and 2001 | F-3 |
| Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 2002 | F-4 |
| Notes to Financial Statements | F-5 to F-12 |
| Supplemental Schedule * Schedule H Line 4(i) - Schedule of Assets (Held at End of Year) | F-13 |
| Signatures | F-14 |
| Exhibit I – Consent of Independent Accountants | F-15 |
| Exhibit II – Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | F-16 |
| Exhibit III – Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | F-17 |


* Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

**Report of Independent Accountants**

To the Participants and Administrator of the
Honeywell Savings and Ownership Plan I

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Honeywell Savings and Ownership Plan I (the "Plan") at December 30, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 20, 2003

# Honeywell Savings and Ownership Plan I

## Statements of Net Assets Available for Plan Benefits
## As of December 30, 2002 and 2001
(dollars in millions)

| | 2002 | 2001 |
|---|---|---|
| Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value | $ 4,762 | $ 5,823 |
| Participant loans receivable | 121 | 130 |
| Net assets available for plan benefits | $ 4,883 | $ 5,953 |

The accompanying notes are an integral part of these financial statements.

## Honeywell Savings and Ownership Plan I

### Statement of Changes in Net Assets Available for Plan Benefits
### For the Year ended December 30, 2002
**(dollars in millions)**

| | | |
|---|---|---|
| **Additions to net assets attributable to:** | | |
| Interest income from loans | $ | 10 |
| Plan transfers, net | | 2 |
| Contributions: | | |
| Participating employees | | 232 |
| The Company, net of forfeitures | | 161 |
| Roll-over contributions | | 8 |
| Total contributions | | 401 |
| Total additions | | 413 |
| **Deductions from net assets attributable to:** | | |
| Investment losses from interest in Honeywell Savings and Ownership Plan Master Trust | | (976) |
| Withdrawals and distributions | | (496) |
| Plan expenses | | (11) |
| Total deductions | | (1,483) |
| Decrease in net assets during the year | | (1,070) |
| Net assets available for plan benefits: | | |
| Beginning of year | | 5,953 |
| End of year | $ | 4,883 |

The accompanying notes are an integral part of these financial statements.

# Honeywell Savings and Ownership Plan I

## Notes to Financial Statements

### 1. Description of the Plan

**General**
The Honeywell Savings and Ownership Plan I (the "Plan") is a defined contribution plan for certain employees of Honeywell International Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following represents some highlights of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

**Administration**
The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan's administration, to enter into agreements with trustees to provide for the investment of Plan assets, to appoint investment managers to direct such trustees and to itself direct trustees and to delegate its administrative responsibilities. The day-to-day administration of the Plan is handled by the Company's Human Resources Business Services Benefit Services Department. The Trustee of the Plan is State Street Bank and Trust Company (the "Trustee").

**Contributions and Vesting**
Participants may elect to contribute each pay period from 1% of their base pay to a percentage not to exceed the difference between 25% of their base pay and the matching contribution percentage applicable to such participation of the Plan subject to certain restrictions for highly compensated employees. Contributions may be made on a before-tax or after-tax basis, or a combination of both. The Company contribution does not begin until the first pay period following the employee's completion of one year of service with the Company.

After one year of service, the Company contributes on behalf of each participant 50% of such participant's contribution to the Plan on the first 8% of employee contributions. The match increases to 100% (on the first 8%) after 5 years of participation in the Plan after completing one year of vesting service. The Company makes no contributions with respect to a participant's contributions in excess of 8% of base pay. All of the Company's contributions are invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant generally does not have a vested interest in any Company contributions made to his or her account until he or she completes three years of service with Honeywell or one of its affiliated companies.

**Participant Accounts**
Each participant's account is credited with the participant's contribution and allocation of (1) the Company's contribution, and (2) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Participant Loans Receivable**
Participants may choose whether to borrow first against before-tax contributions or after-tax contributions. Additionally, a participant may borrow against the value of vested Company contributions in his or her account. Only two loans will be permitted to be outstanding at any time.

Each loan has to be for at least one thousand dollars. The maximum loans to a participant is the lesser of (1) fifty thousand dollars, reduced by a participant's highest combined outstanding loan balance during the preceding twelve month period, or (2) 50% of the vested portion of a participant's account, less any current outstanding loan balance. The annual interest rate on the loans will generally be the prime rate published for the month preceding the effective date of the loan. However, the Company may revise this annual rate of interest for any new loans if it determines that prime rate plus one percent is no longer a reasonable rate of interest. The rate used will be fixed for the term of the loan. The term of any loan shall be not less than 2 months nor more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

Interest rates for loans outstanding at December 30, 2002 and 2001 were between 5.75% and 11.00% and 6.5% and 11.00%, respectively.

**Distribution of Benefits**
Upon termination of service with the Company, the entire amount in the participant's account can be distributed, at the participant's election, in a single payment or in installments as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $5,000, the balance in the account will remain in the Plan and shall be distributed at 1) the participant's request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions, or 3) upon the participant's death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

**Forfeitures**
Forfeitures of the Company's contributions and earnings thereon because of terminations and withdrawals in certain circumstances reduce contributions otherwise due from the Company. Such forfeitures were approximately $861,000 and $1,590,000 for the years ended December 30, 2002 and 2001, respectively.

### 2. Significant Accounting Policies

**Basis of Accounting**
The financial statements of the Plan are prepared on the accrual basis of accounting, except for distributions and withdrawals, which are recorded when paid.

**Valuation of investments**
The assets of the Plan have been commingled in the Honeywell Savings and Ownership Plan Master Trust ("Master Trust") with the assets of the Honeywell Savings and Ownership Plan II, the Honeywell Truck Brake Systems Company Savings Plan, the Vericor Power Systems Savings Plan, and the Honeywell Secured Benefit Plan for investment and administrative purposes. The investment in the Master Trust represents the portion of Master Trust assets allocable to the Plan. Master Trust investments are stated at fair value.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

**Expenses**
All external third party expenses and certain internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Trustee fees and other expenses are allocated to the funds based upon such funds' proportionate interest in the Master Trust. The Company pays the remaining internal expenses of administering the Master Trust.

### 3. Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan does not own specific Master Trust assets but rather maintains undivided beneficial interests in such assets.

The Plan has the following interest in the investment funds of the Master Trust:

| | December 31, [1] | |
|---|---|---|
| | **2002** | **2001** |
| Short-Term Fixed Income Fund - Active Subfund | 94.4% | 93.3% |
| Value/Yield Equity Fund | 94.9% | 93.4% |
| S&P 500 Equity Index Fund | 94.0% | 92.9% |
| Honeywell Common Stock Fund | 95.3% | 94.7% |
| Growth Equity Fund | 95.1% | 93.6% |
| Investment Grade Bond Fund | 94.9% | 93.4% |
| Pre-Packaged Conservative Fund | 95.6% | 95.2% |
| Pre-Packaged Moderate Fund | 95.4% | 95.1% |
| Pre-Packaged Aggressive Fund | 95.0% | 94.1% |
| International Stock Fund | 97.0% | 95.7% |
| Small-Cap Stock Fund | 96.9% | 95.7% |

[1] Excludes assets in the Honeywell Secured Benefit Plan in the amount of $421,000 and $392,000 at December 31, 2002 and 2001, respectively.

**The following table presents the fair values of investments for the Master Trust.**

**Master Trust Statements of Net Assets Available for Benefits:**

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| | (dollars in millions) | |
| Assets: | | |
| Investments, at fair value | | |
| Common stocks | $ 456 | $ 848 |
| Mutual funds | 130 | 157 |
| Stock index futures | 27 | 21 |
| Equity index fund | 639 | 871 |
| EAFE index fund | 122 | 143 |
| Bond market fund | 127 | 138 |
| Russell 1000 fund | 135 | - |
| Russell 2000 fund | 51 | 1 |
| Russell 3000 fund | 151 | 183 |
| Bonds | 200 | 139 |
| Honeywell Common Stock | 1,756 | 2,435 |
| Short-term investments | 880 | 731 |
| Total investments, at fair value | 4,674 | 5,667 |
| Investment contracts, at contract value | 790 | 914 |
| Dividends and interest receivable | 5 | 5 |
| Other receivables | - | 3 |
| Total Assets | 5,469 | 6,589 |
| Liabilities: | | |
| Payables | (31) | (4) |
| Net assets available for benefits | $ 5,438 | $ 6,585 |

# Honeywell Savings and Ownership Plan I

## Notes to Financial Statements

**Master Trust Statement of Changes in Net Assets Available for Benefits, for the year ended December 31, 2002 (dollars in millions):**

| | |
|---|---|
| Additions to net assets attributable to: | |
| Income from investments: | |
| Dividends | $ 66 |
| Interest | 104 |
| Total income from investments | 170 |
| Loan repayments | 67 |
| Contributions: | |
| Participating employees | 260 |
| The Company, net of forfeitures | 169 |
| Roll-over contributions | 8 |
| Total contributions | 437 |
| Total additions | 674 |
| Deductions from net assets attributable to: | |
| Net depreciation in the fair value of investments | (1,143) |
| Withdrawals and distributions | (537) |
| Assets transferred to other plans, net | (59) |
| Plan expenses | (12) |
| Loans granted | (70) |
| Total deductions | (1,821) |
| Decrease in net assets during the year | (1,147) |
| Net assets available for plan benefits: | |
| Beginning of year | 6,585 |
| End of year | $ 5,438 |

**Investment Valuation – Master Trust**
U.S. Government securities, corporate bonds and stocks are based upon published quotations on the last business day of the year. The portion of assets allocable to the Plan, the Honeywell Savings and Ownership Plan II, the Honeywell Truck Brake Systems Company Savings Plan, and Vericor Power Systems Savings Plan is based upon respective fund asset holdings of the respective plans. Investment income for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund. Investment income consists of dividend and interest income and is recorded on the accrual basis, with dividends accrued on the ex-dividend date. Gains or losses on security transactions are accounted for on the trade date and are computed on an average current cost basis.

Calculations for the realized/unrealized gain (loss) on investments are based on the current value method of accounting. Under this method of accounting the cost basis at the beginning of the period is reset to equal the market value on the business day preceding the first day of the reporting period for each of the plan's investment options. The average cost is then calculated using that market value plus activity during the current plan year. The realized and unrealized gains/losses are then reported using this rolling average current value cost. The effect of calculating current value cost in this manner is that prior years unrealized gain (loss) is rolled into the asset's basis at the beginning of the reporting period. The current value method is used pursuant to ERISA requirements.

From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio.

**Investment Contracts**
The average yield of the fully benefit responsive investment contracts of the Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 6.8% and 11.7%, respectively, for the year ended December 31, 2002 and 5.8% and 11.6%, respectively, for the year ended December 31, 2001. The average crediting interest rate of the fully benefit responsive investment contracts of the Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 5.5% and 12.3%, respectively, for the year ended December 31, 2002 and 5.9% and 12.3%, respectively, for the year ended December 31, 2001. Fully benefit responsive investment contracts are reported at contract value, which approximates fair value.

The Plan's interest in the Master Trust represents more than 5 percent of the Plan's net assets.

### 4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, which are included in the Master Trust, is as follows:

| | December 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (dollars in millions) | |
| Net Assets : | | |
| Honeywell Stock Fund(at fair value based upon a quoted market) | $ 1,693 | $ 2,336 |
| Participant loans receivable | 44 | 49 |
| | $ 1,737 | $ 2,385 |

| | | Year Ended December 30, 2002 (dollars in millions) |
|---|---|---|
| Changes in net assets: | | |
| Contributions | $ | 215 |
| Dividends | | 51 |
| Net depreciation | | (642) |
| Benefits paid to participants | | (180) |
| Transfers to participant-directed investments | | (88) |
| Expenses | | (4) |
| | $ | (648) |

### 5. Asset Transfers

During the year ended December 30, 2002, assets valued at approximately $3,000,000 were transferred to the Plan from other plans as follows: $613,000 from the Arrowhead Environmental Control Inc. Profit Sharing and 401(k) Plan, $910,000 from the former Honeywell Plans, $299,000 from SACDA 401(k) Profit Sharing Plan, and $633,000 from Honeywell Savings and Ownership Plan II. In addition, assets valued at ($300,000) were transferred to the General Electric Asset Management Plan and assets valued at ($47,000) were transferred to the Honeywell Truck Brake Systems Company Savings Plan and assets valued at ($67,000) were transferred to Vericor Power Systems Savings Plan.

### 6. Related-Party Transactions

The Plan's investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company's common stock and the Plan is invested in participant loans, both of which classify as related-party transactions.

### 7. Risks & Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for Plan benefits.

**8. Federal Income Taxes**

On April 14, 2003 the Internal Revenue Service ruled that the Plan met the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan qualified as an ESOP as defined in Section 4975(e)(7) of the Code. The Trust under the Plan is intended to be exempt under Section 501(a) of the Code. Accordingly, no provision for income taxes has been made.

**9. Subsequent Events**

ERISA Class Action Lawsuit - In April 2003, the Company and several of its current and former officers were named as defendants in a purported class action lawsuit filed in the United States District Court for the District of New Jersey. The complaint principally alleges that the defendants breached their fiduciary duties to participants in the Honeywell Savings and Ownership Plans (the "Savings Plans") by purportedly making false and misleading statements, failing to disclose material information concerning the Company's financial performance, and failing to diversify the Savings Plans' assets and monitor the prudence of Honeywell stock as a Savings Plan investment. A second complaint making similar allegations was filed in the same district and has been consolidated with the original one. No answers have been filed and discovery has not commenced. Although it is not possible at this time to predict the outcome of this litigation, Honeywell believes that the allegations in these complaints are without merit and expects to prevail. Although an adverse litigation outcome could be material to the Company's consolidated financial position or results of operations, the litigation is not expected to adversely impact the Savings Plans.

Effective June 3, 2003, the Data Instruments, Inc. Employee Stock Ownership Plan ("Data ESOP") merged into the Plan and all of the assets available for plan benefits in the Data ESOP were transferred into the Plan.

**10. Reconciliation of Financial Statements to 5500**

The following is a reconciliation of net assets available for benefits per the financial statements at December 30, 2002 and 2001 to Form 5500:

| | December 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (dollars in millions) | |
| Net assets available for plan benefits per the financial statements | $ 4,883 | $ 5,953 |
| Amounts allocated to withdrawing participants | (1) | (1) |
| Net assets available for plan benefits per the Form 5500 | $ 4,882 | $ 5,952 |

# Honeywell Savings and Ownership Plan I

## Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)
## December 30, 2002

| Type | Description | Cost | Current Value |
|---|---|---|---|
| *Master Trust | Honeywell Savings and Ownership Plan Master Trust | $5,743,749,491 | $4,762,007,973 |
| *Participant Loans | 5.75% - 11.00% | | $121,039,936 |
| | Maturing – October 13, 2027 | | |

*Party-in-interest

## Signatures

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan I

By: \s\ Brian Marcotte
Brian Marcotte
Vice President, Compensation and Benefits

Date: June 22, 2003

**Exhibit I**

## Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-57870) of Honeywell International Inc. of our report dated June 20, 2003 relating to the financial statements of the Honeywell Savings and Ownership Plan I, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, NJ
June 20, 2003

**Exhibit II**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Honeywell Savings and Ownership Plan I, (the "Plan") on Form 11-K for the period ending December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Brian Marcotte, Vice President, Compensation and Benefits of Honeywell International Inc., the Plan Administrator, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: \s\ Brian Marcotte
Brian Marcotte
Vice President, Compensation and Benefits
June 22, 2003

**Exhibit III**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Honeywell Savings and Ownership Plan I, (the "Plan") on Form 11-K for the period ending December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Richard F. Wallman, Chief Financial Officer of Honeywell International Inc., the Plan Administrator, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: \s\ Richard F. Wallman
Richard F. Wallman
Chief Financial Officer
June 22, 2003